Exhibit 14.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of

Nippon Telegraph and Telephone Corporation:

We consent to the incorporation by reference in the previously filed registration statement (No. 333-8264) on Form F-3 of Nippon Telegraph and Telephone Corporation of our report dated June 18, 2004, with respect to the consolidated balance sheets of NTT DoCoMo, Inc. as of March 31, 2003 and 2004, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004, which report appears in the March 31, 2004 annual report on Form 20-F of Nippon Telegraph and Telephone Corporation.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 29, 2004